UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-40884

ARBE ROBOTICS LTD.

(Translation of registrant’s name into English)

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Tel: +972-73-7969804, ext. 200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

Underwriting Agreement

On January 7, 2024, Arbe Robotics Ltd. (“Arbe” or the “Company”), commenced an underwritten registered direct offering (the “Offering”) of 8,948,375 (the “Firm Shares”) ordinary shares, par value NIS 0.000216 per share, of the Company (the “Ordinary Shares”). The public offer price for each Share was $3.20.

Canaccord Genuity acted as the sole bookrunner for the Offering.

The net proceeds from the Offering, after deducting underwriting discounts and commissions and offering expenses payable by the Company, described in more detail below, were approximately $27 million. The Company granted the underwriters a 30-day option to purchase up to an additional 1,347,656 Ordinary Shares (the “Optional Shares” and, together with the Firm Shares, the “Shares”) at the public offering price, less underwriting discounts and commissions. On January 7, 2025, the underwriters exercised the option in full, providing additional net proceeds to the Company of approximately $4 million. The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes. The Offering is anticipated to close on January 8, 2024 (the “Closing”).

In Connection with the Offering, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Canaccord Genuity LLC as representative (the “Representative”) of the underwriters named therein. Pursuant to the Underwriting Agreement, the Company has agreed not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Ordinary Shares or any securities convertible into, or exercisable or exchangeable for, Ordinary Shares, including the filing of a registration statement with the Securities and Exchange Commission (“SEC”) in respect thereof, subject to certain exceptions in each instance, for a period of ninety (90) days following the Closing.

The Underwriting Agreement contains customary representations, warranties, covenants and agreements by the Company, indemnification obligations of the Company, including for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for the purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

Pursuant to the Underwriting Agreement, the Company has agreed to pay the underwriters underwriting commissions and discounts equal to 6.0% of the gross proceeds of the Offering, including the additional gross proceeds from the underwriters’ exercise of their option to purchase additional shares, and reimbursement of expenses equal to $125,000.

The Shares were offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-269235) originally filed on January 13, 2023 (including the prospectus and prospectus supplement forming a part of such Registration Statement), with the SEC under the Securities Act and declared effective by the SEC on February 24, 2023, and pursuant to a registration statement on Form F-3MEF (File No. 333-284158), which was filed with the SEC on January 7, 2025. The foregoing description of the Underwriting Agreement is not complete and is qualified in its entirety by reference to the full text of the Form of Underwriting Agreement, a copy of which is filed as Exhibit 1.1 to this report on Form 6-K and is incorporated herein by reference.

Events

On January 7, 2024, the Company issued a press release announcing the Offering. A copy of the press release is attached as Exhibit 99.1 to this Report on Form 6-K and is hereby incorporated by reference herein.

INCORPORATION BY REFERENCE

This report on Form 6-K, including the exhibits to this report on Form 6-K, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Numbers 333-280319, 333-269235, and 333-284158) and Form S-8 (File No. 333-280320 and 333-269230) of Arbe Robotics Ltd., and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
1.1	Underwriting Agreement dated January 7, 2024
5.1	Opinion of Erdinast, Ben Nathan, Toledano & Co.
99.1	Press Release, dated January 7, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arbe Robotics Ltd.

Date: January 8, 2024	By:	/s/ Kobi Marenko
		Name:	Kobi Marenko
		Title:	Chief Executive Officer

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